EXHIBIT 99.1

B Communications Ltd. (the “Company”) advises that the 2015 Annual General Meeting of the Company (the “Meeting”) was held on June 18, 2015 at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. The following resolutions were adopted at the Meeting:

1.	To elect three directors, to hold office until the Company’s next annual general meeting of shareholders (Shaul Elovitch, Benny Gabbay and Or Elovitch).

2.	To approve the payment of a special one-time bonus to the Company’s chief executive officer.

3.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2015, and to authorize the Company’s Board of Directors and the Company’s Audit Committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, the auditor’s report and audited consolidated financial statements of the Company for the year ended December 31, 2014 were presented at the Meeting.